SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 4)*

                            NEW CENTURY ENERGY CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    64360E109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2008
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

            |_|   Rule 13d-1(b)
            |X|   Rule 13d-1(c)
            |_|   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64360E109

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

      Laurus Master Fund, Ltd. (In Liquidation)*
      98-0337673
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Islands
--------------------------------------------------------------------------------
               5     SOLE VOTING POWER

                     0 shares of Common Stock.*
               -----------------------------------------------------------------
  NUMBER OF    6     SHARED VOTING POWER
   SHARES
BENEFICIALLY         5,595,460 shares of Common Stock.*
  OWNED BY     -----------------------------------------------------------------
    EACH       7     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            0 shares of Common Stock.*
    WITH       -----------------------------------------------------------------
               8     SHARED DISPOSITIVE POWER

                     5,595,460 shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,595,460 shares of Common Stock.
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)
                                                                             |X|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      9.99%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      CO
--------------------------------------------------------------------------------

* Based on 56,010,612 shares of the common stock, par value $0.001 per share (the "Shares") outstanding of New Century Energy Corp., a Colorado corporation (the "Company") as of November 7, 2008, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008. As of December 31, 2008, LMF Select Assets, Ltd., an exempted company incorporated with limited liability under the laws of the Cayman Islands ("Select") and Valens U.S. SPV I, LLC, a Delaware corporation ("Valens U.S." together with Select, collectively, the "Investors"), held (i) 3,675,000 Shares, (ii) a warrant (the "A Warrant") to acquire 5,061,392 Shares at an exercise price of $0.001 per Share, subject to certain adjustments, (iii) a warrant (the "B Warrant") to acquire 6,547,784 Shares at an exercise price of $0.001 per Share, subject to certain adjustments, (iv) a warrant (the "C Warrant" together with the A Warrant and B Warrant, collectively, the "Warrants") to acquire 7,258,065 Shares at an exercise price of $0.80 per Share, subject to certain adjustments, and (v) a Secured Convertible Term Note, as amended and restated, in the initial aggregate principal amount of $15,000,000, which is convertible into Shares, at a conversion rate of $0.62 per Share, subject to certain adjustments (the "Restated Note"). The Warrants and the Restated Note contain an issuance limitation prohibiting Investors from converting or exercising those securities to the extent that such conversion or exercise would result in beneficial ownership by Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by Investors upon at least 75 days prior notice to the Company and following notice to the Company shall automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). Select is a wholly owned subsidiary of Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"). The Fund is in voluntary liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Voluntary Liquidators ("JVLs") are Chris Johnson and Russell Smith of Chris Johnson Associates Ltd. Laurus Capital Management, LLC ("LCM"), acting through its controlling principals, Eugene Grin and David Grin, provides investment management services to the Fund and its two feeder funds concerning their respective assets, including securities owned by Select reported in this
Schedule 13G, as amended, subject to the oversight of the JVLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time. Valens U.S. is managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of VCM and share voting and investment power over the securities owned by Valens U.S. reported in this Schedule 13G, as amended.

CUSIP No. 64360E109

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

      LMF Select Assets, Ltd.
      98-0594648
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Islands
--------------------------------------------------------------------------------
               5     SOLE VOTING POWER

                     0 shares of Common Stock.*
               -----------------------------------------------------------------
  NUMBER OF    6     SHARED VOTING POWER
   SHARES
BENEFICIALLY         5,595,460 shares of Common Stock.*
  OWNED BY     -----------------------------------------------------------------
    EACH       7     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            0 shares of Common Stock.*
    WITH       -----------------------------------------------------------------
               8     SHARED DISPOSITIVE POWER

                     5,595,460 shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,595,460 shares of Common Stock.
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)
                                                                             |X|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      9.99%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      OO
--------------------------------------------------------------------------------

* Based on 56,010,612 shares of the common stock, par value $0.001 per share (the "Shares") outstanding of New Century Energy Corp., a Colorado corporation (the "Company") as of November 7, 2008, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008. As of December 31, 2008, LMF Select Assets, Ltd., an exempted company incorporated with limited liability under the laws of the Cayman Islands ("Select") and Valens U.S. SPV I, LLC, a Delaware corporation ("Valens U.S." together with Select, collectively, the "Investors"), held (i) 3,675,000 Shares, (ii) a warrant (the "A Warrant") to acquire 5,061,392 Shares at an exercise price of $0.001 per Share, subject to certain adjustments, (iii) a warrant (the "B Warrant") to acquire 6,547,784 Shares at an exercise price of $0.001 per Share, subject to certain adjustments, (iv) a warrant (the "C Warrant" together with the A Warrant and B Warrant, collectively, the "Warrants") to acquire 7,258,065 Shares at an exercise price of $0.80 per Share, subject to certain adjustments, and (v) a Secured Convertible Term Note, as amended and restated, in the initial aggregate principal amount of $15,000,000, which is convertible into Shares, at a conversion rate of $0.62 per Share, subject to certain adjustments (the "Restated Note"). The Warrants and the Restated Note contain an issuance limitation prohibiting Investors from converting or exercising those securities to the extent that such conversion or exercise would result in beneficial ownership by Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by Investors upon at least 75 days prior notice to the Company and following notice to the Company shall automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). Select is a wholly owned subsidiary of Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"). The Fund is in voluntary liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Voluntary Liquidators ("JVLs") are Chris Johnson and Russell Smith of Chris Johnson Associates Ltd. Laurus Capital Management, LLC ("LCM"), acting through its controlling principals, Eugene Grin and David Grin, provides investment management services to the Fund and its two feeder funds concerning their respective assets, including securities owned by Select reported in this
Schedule 13G, as amended, subject to the oversight of the JVLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time. Valens U.S. is managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of VCM and share voting and investment power over the securities owned by Valens U.S. reported in this Schedule 13G, as amended.

CUSIP No. 64360E109

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

      Laurus Capital Management, LLC
      13-4150669
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               5     SOLE VOTING POWER

                     0 shares of Common Stock.*
               -----------------------------------------------------------------
  NUMBER OF    6     SHARED VOTING POWER
   SHARES
BENEFICIALLY         5,595,460 shares of Common Stock.*
  OWNED BY     -----------------------------------------------------------------
    EACH       7     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            0 shares of Common Stock.*
    WITH       -----------------------------------------------------------------
               8     SHARED DISPOSITIVE POWER

                     5,595,460 shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,595,460 shares of Common Stock.
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)
                                                                             |X|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      9.99%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      OO
--------------------------------------------------------------------------------

* Based on 56,010,612 shares of the common stock, par value $0.001 per share (the "Shares") outstanding of New Century Energy Corp., a Colorado corporation (the "Company") as of November 7, 2008, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008. As of December 31, 2008, LMF Select Assets, Ltd., an exempted company incorporated with limited liability under the laws of the Cayman Islands ("Select") and Valens U.S. SPV I, LLC, a Delaware corporation ("Valens U.S." together with Select, collectively, the "Investors"), held (i) 3,675,000 Shares, (ii) a warrant (the "A Warrant") to acquire 5,061,392 Shares at an exercise price of $0.001 per Share, subject to certain adjustments, (iii) a warrant (the "B Warrant") to acquire 6,547,784 Shares at an exercise price of $0.001 per Share, subject to certain adjustments, (iv) a warrant (the "C Warrant" together with the A Warrant and B Warrant, collectively, the "Warrants") to acquire 7,258,065 Shares at an exercise price of $0.80 per Share, subject to certain adjustments, and (v) a Secured Convertible Term Note, as amended and restated, in the initial aggregate principal amount of $15,000,000, which is convertible into Shares, at a conversion rate of $0.62 per Share, subject to certain adjustments (the "Restated Note"). The Warrants and the Restated Note contain an issuance limitation prohibiting Investors from converting or exercising those securities to the extent that such conversion or exercise would result in beneficial ownership by Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by Investors upon at least 75 days prior notice to the Company and following notice to the Company shall automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). Select is a wholly owned subsidiary of Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"). The Fund is in voluntary liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Voluntary Liquidators ("JVLs") are Chris Johnson and Russell Smith of Chris Johnson Associates Ltd. Laurus Capital Management, LLC ("LCM"), acting through its controlling principals, Eugene Grin and David Grin, provides investment management services to the Fund and its two feeder funds concerning their respective assets, including securities owned by Select reported in this
Schedule 13G, as amended, subject to the oversight of the JVLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time. Valens U.S. is managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of VCM and share voting and investment power over the securities owned by Valens U.S. reported in this Schedule 13G, as amended.

CUSIP No. 64360E109

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

      Valens U.S. SPV I, LLC
      20-8903266
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               5     SOLE VOTING POWER

                     0 shares of Common Stock.*
               -----------------------------------------------------------------
  NUMBER OF    6     SHARED VOTING POWER
   SHARES
BENEFICIALLY         5,595,460 shares of Common Stock.*
  OWNED BY     -----------------------------------------------------------------
    EACH       7     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            0 shares of Common Stock.*
    WITH       -----------------------------------------------------------------
               8     SHARED DISPOSITIVE POWER

                     5,595,460 shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,595,460 shares of Common Stock.
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)
                                                                             |X|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      9.99%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      OO
--------------------------------------------------------------------------------

* Based on 56,010,612 shares of the common stock, par value $0.001 per share (the "Shares") outstanding of New Century Energy Corp., a Colorado corporation (the "Company") as of November 7, 2008, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008. As of December 31, 2008, LMF Select Assets, Ltd., an exempted company incorporated with limited liability under the laws of the Cayman Islands ("Select") and Valens U.S. SPV I, LLC, a Delaware corporation ("Valens U.S." together with Select, collectively, the "Investors"), held (i) 3,675,000 Shares, (ii) a warrant (the "A Warrant") to acquire 5,061,392 Shares at an exercise price of $0.001 per Share, subject to certain adjustments, (iii) a warrant (the "B Warrant") to acquire 6,547,784 Shares at an exercise price of $0.001 per Share, subject to certain adjustments, (iv) a warrant (the "C Warrant" together with the A Warrant and B Warrant, collectively, the "Warrants") to acquire 7,258,065 Shares at an exercise price of $0.80 per Share, subject to certain adjustments, and (v) a Secured Convertible Term Note, as amended and restated, in the initial aggregate principal amount of $15,000,000, which is convertible into Shares, at a conversion rate of $0.62 per Share, subject to certain adjustments (the "Restated Note"). The Warrants and the Restated Note contain an issuance limitation prohibiting Investors from converting or exercising those securities to the extent that such conversion or exercise would result in beneficial ownership by Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by Investors upon at least 75 days prior notice to the Company and following notice to the Company shall automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). Select is a wholly owned subsidiary of Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"). The Fund is in voluntary liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Voluntary Liquidators ("JVLs") are Chris Johnson and Russell Smith of Chris Johnson Associates Ltd. Laurus Capital Management, LLC ("LCM"), acting through its controlling principals, Eugene Grin and David Grin, provides investment management services to the Fund and its two feeder funds concerning their respective assets, including securities owned by Select reported in this
Schedule 13G, as amended, subject to the oversight of the JVLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time. Valens U.S. is managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of VCM and share voting and investment power over the securities owned by Valens U.S. reported in this Schedule 13G, as amended.

CUSIP No. 64360E109

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

      Valens Capital Management, LLC
      13-4150669
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               5     SOLE VOTING POWER

                     0 shares of Common Stock.*
               -----------------------------------------------------------------
  NUMBER OF    6     SHARED VOTING POWER
   SHARES
BENEFICIALLY         5,595,460 shares of Common Stock.*
  OWNED BY     -----------------------------------------------------------------
    EACH       7     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            0 shares of Common Stock.*
    WITH       -----------------------------------------------------------------
               8     SHARED DISPOSITIVE POWER

                     5,595,460 shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,595,460 shares of Common Stock.
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)
                                                                             |X|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      9.99%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      OO
--------------------------------------------------------------------------------

* Based on 56,010,612 shares of the common stock, par value $0.001 per share (the "Shares") outstanding of New Century Energy Corp., a Colorado corporation (the "Company") as of November 7, 2008, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008. As of December 31, 2008, LMF Select Assets, Ltd., an exempted company incorporated with limited liability under the laws of the Cayman Islands ("Select") and Valens U.S. SPV I, LLC, a Delaware corporation ("Valens U.S." together with Select, collectively, the "Investors"), held (i) 3,675,000 Shares, (ii) a warrant (the "A Warrant") to acquire 5,061,392 Shares at an exercise price of $0.001 per Share, subject to certain adjustments, (iii) a warrant (the "B Warrant") to acquire 6,547,784 Shares at an exercise price of $0.001 per Share, subject to certain adjustments, (iv) a warrant (the "C Warrant" together with the A Warrant and B Warrant, collectively, the "Warrants") to acquire 7,258,065 Shares at an exercise price of $0.80 per Share, subject to certain adjustments, and (v) a Secured Convertible Term Note, as amended and restated, in the initial aggregate principal amount of $15,000,000, which is convertible into Shares, at a conversion rate of $0.62 per Share, subject to certain adjustments (the "Restated Note"). The Warrants and the Restated Note contain an issuance limitation prohibiting Investors from converting or exercising those securities to the extent that such conversion or exercise would result in beneficial ownership by Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by Investors upon at least 75 days prior notice to the Company and following notice to the Company shall automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). Select is a wholly owned subsidiary of Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"). The Fund is in voluntary liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Voluntary Liquidators ("JVLs") are Chris Johnson and Russell Smith of Chris Johnson Associates Ltd. Laurus Capital Management, LLC ("LCM"), acting through its controlling principals, Eugene Grin and David Grin, provides investment management services to the Fund and its two feeder funds concerning their respective assets, including securities owned by Select reported in this
Schedule 13G, as amended, subject to the oversight of the JVLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time. Valens U.S. is managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of VCM and share voting and investment power over the securities owned by Valens U.S. reported in this Schedule 13G, as amended.

CUSIP No. 64360E109

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

      David Grin
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Israel
--------------------------------------------------------------------------------
               5     SOLE VOTING POWER

                     0 shares of Common Stock.*
               -----------------------------------------------------------------
  NUMBER OF    6     SHARED VOTING POWER
   SHARES
BENEFICIALLY         5,595,460 shares of Common Stock.*
  OWNED BY     -----------------------------------------------------------------
    EACH       7     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            0 shares of Common Stock.*
    WITH       -----------------------------------------------------------------
               8     SHARED DISPOSITIVE POWER

                     5,595,460 shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,595,460 shares of Common Stock.
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)
                                                                             |X|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      9.99%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN
--------------------------------------------------------------------------------

* Based on 56,010,612 shares of the common stock, par value $0.001 per share (the "Shares") outstanding of New Century Energy Corp., a Colorado corporation (the "Company") as of November 7, 2008, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008. As of December 31, 2008, LMF Select Assets, Ltd., an exempted company incorporated with limited liability under the laws of the Cayman Islands ("Select") and Valens U.S. SPV I, LLC, a Delaware corporation ("Valens U.S." together with Select, collectively, the "Investors"), held (i) 3,675,000 Shares, (ii) a warrant (the "A Warrant") to acquire 5,061,392 Shares at an exercise price of $0.001 per Share, subject to certain adjustments, (iii) a warrant (the "B Warrant") to acquire 6,547,784 Shares at an exercise price of $0.001 per Share, subject to certain adjustments, (iv) a warrant (the "C Warrant" together with the A Warrant and B Warrant, collectively, the "Warrants") to acquire 7,258,065 Shares at an exercise price of $0.80 per Share, subject to certain adjustments, and (v) a Secured Convertible Term Note, as amended and restated, in the initial aggregate principal amount of $15,000,000, which is convertible into Shares, at a conversion rate of $0.62 per Share, subject to certain adjustments (the "Restated Note"). The Warrants and the Restated Note contain an issuance limitation prohibiting Investors from converting or exercising those securities to the extent that such conversion or exercise would result in beneficial ownership by Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by Investors upon at least 75 days prior notice to the Company and following notice to the Company shall automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). Select is a wholly owned subsidiary of Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"). The Fund is in voluntary liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Voluntary Liquidators ("JVLs") are Chris Johnson and Russell Smith of Chris Johnson Associates Ltd. Laurus Capital Management, LLC ("LCM"), acting through its controlling principals, Eugene Grin and David Grin, provides investment management services to the Fund and its two feeder funds concerning their respective assets, including securities owned by Select reported in this
Schedule 13G, as amended, subject to the oversight of the JVLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time. Valens U.S. is managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of VCM and share voting and investment power over the securities owned by Valens U.S. reported in this Schedule 13G, as amended.

CUSIP No. 64360E109

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

      Eugene Grin
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
               5     SOLE VOTING POWER

                     0 shares of Common Stock.*
               -----------------------------------------------------------------
  NUMBER OF    6     SHARED VOTING POWER
   SHARES
BENEFICIALLY         5,595,460 shares of Common Stock.*
  OWNED BY     -----------------------------------------------------------------
    EACH       7     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            0 shares of Common Stock.*
    WITH       -----------------------------------------------------------------
               8     SHARED DISPOSITIVE POWER

                     5,595,460 shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,595,460 shares of Common Stock.
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)
                                                                             |X|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      9.99%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN
--------------------------------------------------------------------------------

* Based on 56,010,612 shares of the common stock, par value $0.001 per share (the "Shares") outstanding of New Century Energy Corp., a Colorado corporation (the "Company") as of November 7, 2008, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008. As of December 31, 2008, LMF Select Assets, Ltd., an exempted company incorporated with limited liability under the laws of the Cayman Islands ("Select") and Valens U.S. SPV I, LLC, a Delaware corporation ("Valens U.S." together with Select, collectively, the "Investors"), held (i) 3,675,000 Shares, (ii) a warrant (the "A Warrant") to acquire 5,061,392 Shares at an exercise price of $0.001 per Share, subject to certain adjustments, (iii) a warrant (the "B Warrant") to acquire 6,547,784 Shares at an exercise price of $0.001 per Share, subject to certain adjustments, (iv) a warrant (the "C Warrant" together with the A Warrant and B Warrant, collectively, the "Warrants") to acquire 7,258,065 Shares at an exercise price of $0.80 per Share, subject to certain adjustments, and (v) a Secured Convertible Term Note, as amended and restated, in the initial aggregate principal amount of $15,000,000, which is convertible into Shares, at a conversion rate of $0.62 per Share, subject to certain adjustments (the "Restated Note"). The Warrants and the Restated Note contain an issuance limitation prohibiting Investors from converting or exercising those securities to the extent that such conversion or exercise would result in beneficial ownership by Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by Investors upon at least 75 days prior notice to the Company and following notice to the Company shall automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). Select is a wholly owned subsidiary of Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"). The Fund is in voluntary liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Voluntary Liquidators ("JVLs") are Chris Johnson and Russell Smith of Chris Johnson Associates Ltd. Laurus Capital Management, LLC ("LCM"), acting through its controlling principals, Eugene Grin and David Grin, provides investment management services to the Fund and its two feeder funds concerning their respective assets, including securities owned by Select reported in this
Schedule 13G, as amended, subject to the oversight of the JVLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time. Valens U.S. is managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of VCM and share voting and investment power over the securities owned by Valens U.S. reported in this Schedule 13G, as amended.

Item 1(a).  Name of Issuer: NEW CENTURY ENERGY CORP.

Item 1(b).  Address of Issuer's Principal Executive Offices:
            5851 San Felipe, Suite 775, Houston, Texas 77057

Item 2(a).  Name of Person Filing: Laurus Master Fund, Ltd. (in Liquidation)

            This Schedule 13G, as amended, is also filed on behalf of Laurus Capital Management, LLC, a Delaware limited liability company, LMF Select Assets, Ltd., a Cayman Islands limited company, Valens U.S. SPV I, LLC, a Delaware limited liability company, Valens Capital Management, LLC a Delaware limited liability company, David Grin and Eugene Grin. LMF Select Assets, Ltd. is a wholly-owned subsidiary of Laurus Master Fund, Ltd. (in Liquidation). Laurus Master Fund, Ltd. (in Liquidation) is in voluntary liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Voluntary Liquidators ("JVLs") are Chris Johnson and Russell Smith of Chris Johnson Associates Ltd. Laurus Capital Management, LLC, acting through its controlling principals, Eugene Grin and David Grin, provides investment management services to Laurus Master Fund,
            Ltd.(In Liquidation) and its two feeder funds concerning their respective assets, including the securities owned by LMF Select Assets, Ltd., reported in this Schedule 13G, as amended, subject to the oversight of the JVLs and Laurus Capital Management, LLC's obligations to Laurus Master Fund, Ltd. (In Liquidation) under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented. Valens U.S. SPV I, LLC is managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Valens Capital Management, LLC and share voting and investment power over the shares owned by Valens U.S. SPV I, LLC reported in this Schedule 13G, as amended. Information related to each of LMF Select Assets, Ltd., Laurus Capital Management, LLC, Valens U.S. SPV I, LLC, Valens Capital Management, LLC, Eugene Grin and David Grin is set forth on Appendix A hereto.

Item 2(b).  Address of Principal Business Office or if none,  Residence:

            c/o Laurus Capital Management, LLC
            335 Madison Avenue, 10th Floor
            New York, NY 10017

Item 2(c).  Citizenship: Cayman Islands

Item 2(d).  Title of Class of Securities: Common Stock

Item 2(e).  CUSIP Number: 64360E109

Item 3.     Not Applicable

Item 4.     Ownership:

            (a)   Amount Beneficially Owned: 5,595,460 shares of Common Stock*

            (b)   Percent of Class: 9.99%*


            (c)   Number of shares as to which such person has:

                  (i) sole power to vote or to direct the vote: 0 shares of Common Stock*
                  (ii) shared power to vote or to direct the vote: 5,595,460 shares of Common Stock*
                  (iii) sole power to dispose or to direct the disposition of: 0 shares of Common Stock*
                  (iv)  shared power to dispose or to direct the disposition of:
                        5,595,460 shares of Common Stock*

Item 5.     Ownership of Five Percent or Less of a Class: Not applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person: Not applicable

Item 7.     Identification and Classification of Subsidiary Which Acquired the
            Securities: Not applicable

Item 8. Identification and Classification of Members of the Group: Not applicable

Item 9.     Notice of Dissolution of Group: Not applicable

Item 10.    Certification:

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

------------
* Based on 56,010,612 shares of the common stock, par value $0.001 per share (the "Shares") outstanding of New Century Energy Corp., a Colorado corporation (the "Company") as of November 7, 2008, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008. As of December 31, 2008, LMF Select Assets, Ltd., an exempted company incorporated with limited liability under the laws of the Cayman Islands ("Select") and Valens U.S. SPV I, LLC, a Delaware corporation ("Valens U.S. together with Select, collectively, the "Investors"), held (i) 3,675,000 Shares, (ii) a warrant (the "A Warrant") to acquire 5,061,392 Shares at an exercise price of $0.001 per Share, subject to certain adjustments, (iii) a warrant (the "B Warrant") to acquire 6,547,784 Shares at an exercise price of $0.001 per Share, subject to certain adjustments, (iv) a warrant (the "C Warrant" together with the A Warrant and B Warrant, collectively, the "Warrants") to acquire 7,258,065 Shares at an exercise price of $0.80 per Share, subject to certain adjustments, and (v) a Secured Convertible Term Note, as amended and restated, in the initial aggregate principal amount of $15,000,000, which is convertible into Shares, at a conversion rate of $0.62 per Share, subject to certain adjustments (the "Restated Note"). The Warrants and the Restated Note contain an issuance limitation prohibiting Investors from converting or exercising those securities to the extent that such conversion or exercise would result in beneficial ownership by Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by Investors upon at least 75 days prior notice to the Company and following notice to the Company shall automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). Select is a wholly owned subsidiary of Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"). The Fund is in voluntary liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Voluntary Liquidators ("JVLs") are Chris Johnson and Russell Smith of Chris Johnson Associates Ltd. Laurus Capital Management, LLC ("LCM"), acting through its controlling principals, Eugene Grin and David Grin, provides investment management services to the Fund and its two feeder funds concerning their respective assets, including securities owned by Select reported in this
Schedule 13G, as amended, subject to the oversight of the JVLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time. Valens U.S. is managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of VCM and share voting and investment power over the securities owned by Valens U.S. reported in this Schedule 13G, as amended.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       February 11, 2009
                                       --------------------------
                                       Date


                                       LAURUS MASTER FUND, LTD. (In LIQUIDATION)
                                       BY: Laurus Capital Management, LLC,
                                       its investment manager

                                       /s/ Eugene Grin
                                       --------------------------
                                       Eugene Grin
                                       Principal

APPENDIX A

A.    Name:                  LMF Select Assets, Ltd.,
                             a Cayman Islands limited company

      Business               335 Madison Avenue, 10th Floor
      Address:               New York, New York 10017

      Place of Organization: Cayman Islands

B.    Name:                  Valens U.S. SPV I, LLC, a Delaware corporation

      Business               335 Madison Avenue, 10th Floor
      Address:               New York, New York 10017

      Place of Organization: Delaware

C.    Name:                  Laurus Capital Management, LLC, a
                             Delaware limited liability company

      Business               335 Madison Avenue, 10th Floor
      Address:               New York, New York 10017

      Place of Organization: Delaware

D.    Name:                  Valens Capital Management, LLC,
                             a Delaware corporation

      Business               335 Madison Avenue, 10th Floor
      Address:               New York, New York 10017

      Place of Organization: Delaware

E.    Name:                  Eugene Grin

      Business Address:      335 Madison Avenue, 10th Floor Address
                             New York, New York 10017

      Principal
      Occupation:            Principal of Laurus Capital Management, LLC

      Citizenship:           United States

F.    Name:                  David Grin

      Business Address:      335 Madison Avenue, 10th Floor
                             New York, New York 10017

      Principal Occupation:  Principal of Laurus Capital Management, LLC

      Citizenship:           Israel

Each of LMF Select Assets, Ltd., Valens U.S. SPV I, LLC, Valens Capital Management, LLC, Laurus Capital Management, LLC, Eugene Grin and David Grin hereby agrees, by their execution below, that the Schedule 13G, as amended, to which this Appendix A is attached is filed on behalf of each of them, respectively.


LMF Select Assets, Ltd.

By:  Laurus Capital Management, LLC
Individually and as investment manager


/s/ Eugene Grin
----------------------------------------
    Eugene Grin
    Principal
    February 11, 2009


Valens U.S. SPV I, LLC

By:  Valens Capital Management, LLC
Individually and as investment manager


/s/ Eugene Grin
----------------------------------------
    Eugene Grin
    Principal
    February 11, 2009


/s/ Eugene Grin
----------------------------------------
Eugene Grin, on his individual behalf
February 11, 2009


/s/ David Grin
----------------------------------------
David Grin, on his individual behalf
February 11, 2009